

October 18, 2012

<u>Via E-mail</u>
Timothy L. Ryan
Chief Executive Officer
Amerityre Corporation
1501 Industrial Road
Boulder City, Nevada 89005

  Re: **Amerityre Corporation**
     Form 10-K for Fiscal Year Ended June 30, 2011
     Filed October 13, 2011
     Form 10-K/A No. 1 for Fiscal Year Ended June 30, 2011
     Filed September 26, 2012
     File No. 0-50053

Dear Mr. Ryan:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Terence O'Brien

       Terence O'Brien
       Accounting Branch Chief